                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.   20549

_________________________________________________________________

                                 FORM 11-K

          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

_________________________________________________________________

(Mark one)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [Fee Required]

          FOR YEAR ENDED DECEMBER 31, 1995

                                    or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [No fee required]

          For the transition period from __________ to __________

_________________________________________________________________

                      COMMISSION FILE NUMBER 0-17605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          YANKEE ENERGY SYSTEM, INC.
          401(k) EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          YANKEE ENERGY SYSTEM, INC.
          599 Research Parkway
          Meriden, CT 06450

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                    FINANCIAL STATEMENTS AND SCHEDULES
                        DECEMBER 31, 1995 AND 1994
                             TABLE OF CONTENTS




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS
  Statement of Net Assets Available for
    Benefits as of December 31, 1995

  Statement of Net Assets Available for
    Benefits as of December 31, 1994

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

  Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1994

  Notes to Financial Statements and Schedules

SCHEDULES SUPPORTING FINANCIAL STATEMENTS
  Item 27a - Schedule of Assets Held for
               Investment Purposes
               as of December 31, 1995

  Item 27d - Schedule of Reportable Transactions
             for the Year Ended December 31, 1995




                 All schedules, except as set forth above,
              are omitted as not applicable or not required.

            [Letterhead of Arthur Andersen & Co. appears here]

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the

          Yankee Energy System, Inc.
          401(k) Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for benefits of Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of reportable transactions and assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   Arthur Andersen, LLP


Hartford, Connecticut
May 24, 1996

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                     STATEMENT OF NET ASSETS AVAILABLE
                            FOR BENEFITS AS OF
                             DECEMBER 31, 1995


                                                  Merrill Lynch
                                                  Retirement
                                     Cash         Preservation
                                     Fund         Trust
ASSETS:
     Cash                           $   -         $     -
     Short term investments             -          7,512,415
     Mutual funds                       -               -
     GIC Pooled funds                   -               -
     Common stock                       -               -
     Employer contributions
          receivable                    -               -
     Employee contributions
          receivable                    -             47,218
     Accrued interest receivable        -               -
     Accounts receivable - other        -               -
                                    --------      ------------
          Total assets                  -          7,559,633
                                    --------      ------------

LIABILITIES:
     Note payable - long term
     Note payable - current
     Accrued expenses
     Accounts payable                 38,043
                                    --------      -----------
          Total liabilities           38,043            -
                                    --------      -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $(38,043)     $7,559,633
                                    =========     ===========



                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                    3,879,539          -
     GIC Pooled funds                     -             -
     Common stock                         -        2,919,374
     Employer contributions
          receivable                      -             -
     Employee contributions
          receivable                    32,639          -
     Accrued interest receivable          -             -
     Accounts receivable - other          -             -
                                    -----------   -----------
          Total assets               3,912,178     2,919,374
                                    -----------   -----------

LIABILITIES:
     Note payable - long term
     Note payable - current
     Accrued expenses
     Accounts payable
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $3,912,178    $2,919,374
                                    ==========    ===========



                                   Merrill        Merrill
                                   Lynch          Lynch
                                   Basic Value    Capital
                                   Fund           Fund
                                   Class A        Class A
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                    2,179,247     1,254,357
     GIC Pooled funds                     -             -
     Common stock                         -             -
     Employer contributions
          receivable                      -             -
     Employee contributions
          receivable                    21,511        13,136
     Accrued interest receivable          -             -
     Accounts receivable - other          -             -
                                    -----------   -----------
          Total assets               2,200,758     1,267,493
                                    -----------   -----------

LIABILITIES:
     Note payable - long term
     Note payable - current
     Accrued expenses
     Accounts payable
                                    ----------    -----------
          Total liabilities               -             -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $2,200,758    $1,267,493
                                    ==========    ==========




                                                  Merrill
                                                  Lynch
                                   YES, Inc.      Global
                                   Loan           Allocation
                                   Fund           Fund Class A
ASSETS:
     Cash                           $     -       $     -
     Short term investments            339,450          -
     Mutual funds                         -          102,222
     GIC Pooled funds                     -             -
     Common stock                         -             -
     Employer contributions
          receivable                      -             -
     Employee contributions
          receivable                      -            1,780
     Accrued interest receivable          -             -
     Accounts receivable - other          -             -
                                    -----------   -----------
          Total assets                 339,450       104,002
                                    -----------   -----------

LIABILITIES:
     Note payable - long term
     Note payable - current
     Accrued expenses
     Accounts payable
                                    ----------    -----------
          Total liabilities             -               -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $  339,450    $  104,002
                                    ==========    ==========





                                                  YES, Inc.
                                   YES, Inc.      Voluntary
                                   Allocation     Stock
                                   Fund           Fund
ASSETS:
     Cash                           $     -       $     -
     Short term investments               -             -
     Mutual funds                         -             -
     GIC Pooled funds                     -             -
     Common stock                    3,497,219     1,956,448
     Employer contributions
          receivable                   520,568          -
     Employee contributions
          receivable                      -           12,775
     Accrued interest receivable          -             -
     Accounts receivable - other          -             -
                                    -----------   -----------
          Total assets               4,017,787     1,969,223
                                    -----------   -----------

LIABILITIES:
     Note payable - long term
     Note payable - current
     Accrued expenses
     Accounts payable
                                    ----------    -----------
          Total liabilities             -               -
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $4,017,787    $1,969,223
                                    ==========    ==========




                                   Loan           1995
                                   Suspense       Total
ASSETS:
     Cash                           $     -       $      -
     Short term investments               -         7,851,865
     Mutual funds                         -         7,415,365
     GIC Pooled funds                     -              -
     Common stock                    3,160,921     11,533,962
     Employer contributions
          receivable                      -           520,568
     Employee contributions
          receivable                      -           129,059
     Accrued interest receivable          -              -
     Accounts receivable - other          -              -
                                    -----------   -----------
          Total assets               3,160,921     27,450,819
                                    -----------   -----------

LIABILITIES:
     Note payable - long term        1,000,000      1,000,000
     Note payable - current            400,000        400,000
     Accrued expenses                                    -
     Accounts payable                   47,748         85,791
                                    ----------    -----------
          Total liabilities          1,447,748      1,485,791
                                    ----------    -----------

NET ASSETS AVAILABLE FOR
     BENEFITS                       $1,713,173    $25,965,028
                                    ==========    ===========


                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          AS OF DECEMBER 31, 1994


                                 Fleet          Employee
                                 Stable         Contribution
                                 Asset Fund     Fund
ASSETS:

    Cash                        $       -       $      133
    Short-term investments              -              -
    Mutual funds                        -              -
    GIC Pooled Funds               8,141,375           -
    Common stock                        -              -
    Employee contributions
      receivable                        -          149,392
    Accrued interest receivable       43,567           -
    Accounts receivable - other       62,000           -
                                   ----------   ----------
          Total assets             8,246,942       149,525
                                   ----------   ----------

LIABILITIES:

    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                  10,579           -
                                   ----------   ----------
        Total liabilities             10,579           -
                                   ----------   ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $ 8,236,363    $  149,525
                                 ===========    ==========

The accompanying notes are an integral part of these financial statements.


                                Employee
                              Stock Company    Galaxy Equity
                               Match Fund       Growth Fund
ASSETS:
    Cash                      $         -      $       203
    Short-term investments              -           21,038
    Mutual funds                        -        2,619,421
    GIC Pooled Funds                    -              -
    Common stock                   3,172,123           -
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other       32,246           -
                                ------------    ----------
          Total assets             3,204,369     2,640,662
                                ------------    ----------
LIABILITIES:

    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                   5,389           -
                                ------------    ----------
        Total liabilities              5,389           -
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                     $3,198,980   $ 2,640,662
                                ============    ==========

The accompanying notes are an integral part of these financial statements.


                                Northeast
                                Utilities
                                Stock           Russell Fixed
                                Fund            Income Fund
ASSETS:
    Cash                        $     48,511    $      146
    Short-term investments              -           25,000
    Mutual funds                        -           898,174
    GIC Pooled Funds                    -              -
    Common stock                   3,007,400           -
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other        7,516           -
                                ------------    ----------
          Total assets             3,063,427       923,320
                                ------------    ----------
LIABILITIES:

    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                  30,184           -
                                  ----------    ----------
    Total liabilities                 30,184           -
                                  ----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                     $3,033,243    $  923,320
                                  ==========    ==========

The accompanying notes are an integral part of these financial statements.


                                                YES Share
                               Russell 1000     Voluntary
                                Index Fund        Fund
ASSETS:
    Cash                        $        111    $      155
    Short-term investments            22,203        25,518
    Mutual funds                   1,320,492           -
    GIC Pooled Funds                    -              -
    Common stock                        -        1,347,326
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other         -              -
                                ------------    ----------
          Total assets             1,342,806     1,372,999
                                ------------    ----------
LIABILITIES:

    Note payable-long term              -              -
    Note payable-current                -              -
    Accounts payable                    -              -
                                -----------     ----------
    Total liabilities                   -              -
                                 -----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $  1,342,806    $1,372,999
                                ============    ==========

The accompanying notes are an integral part of these financial statements.



                               Employer         Stock Loan
                              Match Fund          Fund
ASSETS:
    Cash                        $         15    $       23
    Short-term investments              -           46,766
    Mutual funds                        -              -
    GIC Pooled Funds                    -              -
    Common stock                        -        2,727,624
    Employee contributions
      receivable                        -              -
    Accrued interest receivable         -              -
    Accounts receivable - other         -              -
                                ------------    ----------
          Total assets                    15     2,774,413
                                ------------    ----------
LIABILITIES:

    Note payable-long term              -        1,400,000
    Note payable-current                -          400,000
    Accounts payable                    -              -
                                 -----------     ---------
    Total liabilities                   -       $1,800,000
                                 -----------    ----------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                   $         15    $  974,413
                                ============    ==========

The accompanying notes are an integral part of these financial statements.



                                1994
                                Total
ASSETS:
    Cash                        $     49,297
    Short-term investments           140,525
    Mutual funds                   4,838,087
    GIC Pooled Funds               8,141,375
    Common stock                  10,254,473
    Employee contributions
      receivable                     149,392
    Accrued interest receivable       43,567
    Accrued interest - other         101,762
                                ------------
          Total assets            23,718,478
                                ------------
LIABILITIES:

    Note payable-long term         1,400,000
    Note payable-current             400,000
    Accounts payable                  46,152
                                ------------
    Total liabilities              1,846,152
                                ------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                    $21,872,326
                                 ===========

The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                            FOR BENEFITS AS OF
                             DECEMBER 31, 1995

                                                  Merrill Lynch
                                                  Retirement
                                Cash              Preservation
                                Fund              Trust

ADDITIONS:
  Employee contributions
     and rollovers            $       484         $   313,456
  Employer contributions               75              40,688
  Interfund transfers in             -                701,762
  Earnings -
     Interest                       1,976             294,991
     Dividends                       -                236,084
     Realized gain (loss)            -                   -
     Unrealized gain (loss)          -                (22,877)
                              ---------------     ---------------
       Total additions              2,535           1,564,104
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out            -              1,087,104
  Benefit payments                 40,578           1,212,743
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions            40,578           2,299,847
                              ---------------     ---------------
       Net increase (decrease)
         in net assets
         available for
         plan benefits            (38,043)           (735,743)

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                            -              8,295,376
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR     $   (38,043)        $ 7,559,633
                              ================    ===============



                              Merrill Lynch
                              Growth Fund         Northeast
                              Investment and      Utilities
                              Retirement          Stock
                              Class A             Fund

ADDITIONS:
  Employee contributions
     and rollovers            $   188,709         $      -
  Employer contributions           11,886                -
  Interfund transfers in          577,708                 659
  Earnings -
     Interest                       7,725               5,000
     Dividends                    373,003             185,707
     Realized gain (loss)         863,491             160,463
     Unrealized gain (loss)      (481,778)            188,451
                              ---------------     ---------------
       Total additions          1,540,744             540,280
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out         113,178             263,290
  Benefit payments                187,699             390,859
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions           300,877             654,149
                              ---------------     ---------------
       Net increase (decrease)
         in net assets
         available for
         plan benefits          1,239,867            (113,869)

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                       2,672,311           3,033,243
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR     $ 3,912,178         $ 2,919,374
                              ================    ===============




                              Merrill Lynch
                              Basic Value         Merrill Lynch
                              Fund                Capital Fund
                              Class A             Class A

ADDITIONS:
  Employee contributions
     and rollovers            $   131,978         $    79,756
  Employer contributions            7,445               5,832
  Interfund transfers in          547,983             236,685
  Earnings -
     Interest                       5,022               2,929
     Dividends                     99,439             100,563
     Realized gain (loss)         272,856              80,609
     Unrealized gain (loss)        62,859              45,714
                              ---------------     ---------------
       Total additions          1,127,582             552,088
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out         116,244              84,509
  Benefit payments                153,386             139,107
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions           269,630             233,616
                              ---------------     ---------------
       Net increase (decrease)
         in net assets
         available for
         plan benefits            857,952             328,472

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                       1,342,806             939,021
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR     $ 2,200,758         $ 1,267,493
                              ================    ===============





                                                  Merrill Lynch
                              YES, Inc.           Global
                                Loan              Allocation
                                Fund              Fund Class A

ADDITIONS:
  Employee contributions
     and rollovers            $      -            $     5,102
  Employer contributions             -                    406
  Interfund transfers in           (3,796)             95,271
  Earnings -
     Interest                        -                     30
     Dividends                       -                  6,303
     Realized gain (loss)            -                   -
     Unrealized gain (loss)          -                 (3,034)
                              ---------------     ---------------
       Total additions             (3,796)            104,078
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out        (343,246)                 76
  Benefit payments                   -                   -
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions          (343,246)                 76
                              ---------------     ---------------
       Net increase (decrease)
         in net assets
         available for
         plan benefits            339,450             104,002

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                            -                   -
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR     $   339,450         $   104,002
                              ================    ===============




                                                  YES, Inc.
                              YES, Inc.           Voluntary
                              Allocation          Stock
                              Fund                Fund

ADDITIONS:
  Employee contributions
     and rollovers            $      -            $    87,135
  Employer contributions          568,448              11,106
  Interfund transfers in             -                303,057
  Earnings -
     Interest                      57,913               1,687
     Dividends                     91,380              63,138
     Realized gain (loss)          (7,508)              2,495
     Unrealized gain (loss)       484,326             261,367
                              ---------------     ---------------
       Total additions          1,194,559             729,985
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out            -                132,980
  Benefit payments                375,767              43,943
  Interest expense                   -                   -
                              ---------------     ---------------
       Total deductions           375,767             176,923
                              ---------------     ---------------
       Net increase (decrease)
         in net assets
         available for
         plan benefits            818,792             553,062

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                       3,198,995           1,416,161
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR     $ 4,017,787         $ 1,969,223
                              ================    ===============



                               Loan               1995
                               Suspense           Total

ADDITIONS:
  Employee contributions
     and rollovers            $   974,201         $ 1,780,821
  Employer contributions          110,986             756,872
  Interfund transfers in             -              2,459,329
  Earnings -
     Interest                      27,680             404,953
     Dividends                    117,186           1,272,803
     Realized gain (loss)            -              1,372,406
     Unrealized gain (loss)       713,832           1,248,860
                              ---------------     ---------------
       Total additions          1,943,885           9,296,044
                              ---------------     ---------------

DEDUCTIONS:
  Interfund transfers out       1,005,194           2,459,329
  Benefit payments                   -              2,544,082
  Interest expense                199,931             199,931
                              ---------------     ---------------
       Total deductions         1,205,125           5,203,342
                              ---------------     ---------------
       Net increase (decrease)
         in net assets
         available for
         plan benefits            738,760          4,092,702

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                         974,413          21,872,326
                              ---------------     ---------------
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR     $ 1,713,173         $25,965,028
                              ================    ===============


                       YANKEE ENERGY SYSTEM, INC.
                 401(k) EMPLOYEE STOCK OWNERSHIP PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Employee
                              Fleet Stable    Contribution
                                Asset Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $     28,284    $1,567,735
    Employer contributions              -              -
    Interfund transfers in           922,510           -
    Earnings -
        Interest                     472,810           975
        Dividends                       -              -
        Reimbursement Income/Other      -              -
        Realized gain (loss)       1,425,245            31
        Unrealized gain (loss)    (1,425,245)          (31)
                                -------------  ------------
    Total additions                1,423,604     1,568,710
                                ------------   ------------
DEDUCTIONS:

    Interfund transfers out        1,804,831     1,551,398
    Benefit payments                 811,705           -
    Interest expense                    -              -
                                ------------    ----------
        Total deductions           2,616,536     1,551,398
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits               (1,192,932)       17,312

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      9,429,295       132,213
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $ 8,236,363     $  149,525
                                 ===========    ==========

The accompanying notes are an integral part of these financial statements.



                                Employee          Galaxy
                                Stock Company     Equity
                                Match Fund       Growth Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $   16,152
    Employer contributions           252,171           -
    Interfund transfers in           605,065       355,599
    Earnings -
        Interest                       3,011         1,058
        Dividends                    147,827        84,259
        Reimbursement Income/Other      -              878
        Realized gain (loss)        (367,948)      (49,786)
        Unrealized gain (loss)        14,410       (19,099)
                                ------------    -----------
    Total additions                  654,536       389,061
                                ------------    -----------
DEDUCTIONS:

    Interfund transfers out          400,000       287,477
    Benefit payments                 213,506       292,820
    Interest expense                    -              -
                                ------------    ----------
        Total deductions             613,506       580,297
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                   41,030      (191,236)
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      3,157,950     2,831,898
                                ------------    -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  3,198,980    $2,640,662
                                ============    ===========

The accompanying notes are an integral part of these financial statements.



                                Northeast
                                Utilities
                                Stock           Russell Fixed
                                Fund            Income Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $    1,601
    Employer contributions              -              -
    Interfund transfers in                67     1,024,387
    Earnings -
        Interest                         842           928
        Dividends                    255,163           -
        Reimbursement Income/Other      -              -
        Realized gain                632,074           -
        Unrealized gain (loss)    (1,099,696)      (27,379)
                                ------------    ----------
          Total additions           (211,550)      999,537
                                ------------    ----------
DEDUCTIONS:

    Interfund transfers out        1,205,268        71,630
    Benefit payments                 494,360         4,587
    Interest expense                    -              -
                                ------------    ----------
        Total deductions           1,699,628        76,217
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits               (1,911,178)      923,320

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR      4,944,421           -
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  3,033,243    $  923,320
                                ============    ==========

The accompanying notes are an integral part of these financial statements.



                                                YES Share
                                Russell 1000    Voluntary
                                Index Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $      8,670    $   20,060
    Employer contributions              -              -
    Interfund transfers in         1,395,674     1,466,684
    Earnings -
        Interest                       1,675         4,055
        Dividends                       -           61,081
        Reimbursement Income/Other      -              -
        Realized gain                   -            6,166
        Unrealized gain (loss)         9,748      (116,029)
                                ------------    -----------
          Total additions          1,415,767     1,442,017
                                ------------    -----------
DEDUCTIONS:

    Interfund transfers out           58,974         8,193
    Benefit payments                  13,987        60,825
    Interest expense                    -              -
                                ------------    ----------
        Total deductions              72,961        69,018
                                ------------    ----------
    Net increase (decrease) in
      net assets available for
      plan benefits                1,342,806     1,372,999

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR           -              -
                                ------------    ----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT END OF YEAR         $  1,342,806    $1,372,999
                                ============    ==========

The accompanying notes are an integral part of these financial statements.



                                  Employer       Stock Loan

                                Match Fund        Fund
ADDITIONS:
    Employee contributions
      and rollovers             $       -       $     -
    Employer contributions           177,033       336,528
    Interfund transfers in              -          400,000
    Earnings -
        Interest                         121           129
        Dividends                       -          184,638
        Reimbursement Income/Other      -              -
        Realized gain                      7       325,919
        Unrealized gain (loss)            (7)   (1,051,358)
                                ------------    -----------
          Total additions            177,154       195,856
                                ------------    -----------
DEDUCTIONS:

    Interfund transfers out          177,152       605,063
    Benefit payments                    -             -
    Interest expense                    -          242,142
                                ------------    ----------
        Total deductions             177,152       847,205
                                ------------    ----------
  Net increase (decrease) in
    net assets available for
    plan benefits                          2      (651,349)

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR                 13     1,625,762
                                ------------    ----------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR             $         15    $   974,413
                                ============    ==========

The accompanying notes are an integral part of these financial statements.



                                   1994
                                   Total
ADDITIONS:
    Employee contributions
      and rollovers             $  1,642,502
    Employer contributions           765,732
    Interfund transfers in         6,169,986
    Earnings -
        Interest                     485,604
        Dividends                    732,968
        Reimbursement Income/Other       878
        Realized gain              1,971,708
        Unrealized gain (loss)    (3,714,686)
                                ------------
          Total additions          8,054,692
                                ------------
DEDUCTIONS:

    Interfund transfers out        6,169,986
    Benefit payments               1,891,790
    Interest expense                 242,142
                                ------------
        Total deductions           8,303,918
                                ------------
  Net increase (decrease) in
      net assets available for
      plan benefits                 (249,226)

NET ASSETS AVAILABLE FOR
PLAN AT BEGINNING OF YEAR         22,121,552
                                -------------
NET ASSETS AVAILABLE FOR
PLAN AT END OF YEAR             $ 21,872,326
                                =============

The accompanying notes are an integral part of these financial statements.

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
                       NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1995 AND 1994


1.  Establishment of The Plan:

    The Yankee Energy System, Inc. 401(k) Employee Stock Ownership Plan (the Plan) was established and effective on July 1, 1989 (the effective date) following the divestiture of the gas business of the Connecticut Light and Power Company (CL&P), a wholly owned subsidiary of Northeast Utilities (NU) and the related creation of Yankee Energy System, Inc. (YES). Each transferred gas employee participating in the Northeast Utilities Tax Reduction Act Employee Stock Ownership Plan (TRAESOP), Payroll Based Employee Stock Ownership Plan (PAYSOP) or Supplemental Retirement Savings Plan became a participant in the Plan effective July 1, 1989. Participant account balances and $7,203,056 in assets were transferred to the Plan on the effective date. The assets were comprised of NU common stock and cash.

2.  Plan Description:

    The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Plan is a 401(k) Employee Stock Ownership Plan established to provide benefits to eligible employees. Participation in the Plan is voluntary. Union-employees become eligible to participate on the first day of the month following the completion of one year of service. Non-union employees become eligible to participate on the first day of the month following the completion of six months of service. Effective July 1, 1995, Merrill Lynch became trustee of the Plan. All assets were transferred from the funds at Fleet Bank, N.A. into comparable Merrill Lynch funds on that date. Therefore, the net assets available for benefits at beginning of year on the statement of changes in net assets available for benefits as of December 31, 1995 represent the comparable fund balances at Fleet Bank N.A. at December 31, 1994.

    The Plan consists of ten funds as follows:

         Cash Fund -
           Represents a cash fund which is used as a temporary account for overnight transactions and features an investment sweep option to earn interest daily.

         Merrill Lynch Retirement Preservation Trust -
           Provides preservation of participants' investments, liquidity and current income that is typically higher than money market funds.

         Merrill Lynch Growth Fund for Investment and Retirement
         Class A -
           Invests in securities, primarily equities.

         Northeast Utilities Stock Fund -
           Account maintains Northeast Utilities stock belonging to transferred CL&P and Northeast Utilities Service
           Company (NUSCO) employees formerly participating in the NU Supplemental Retirement Savings Plan.

         Merrill Lynch Basic Value Fund Class A -
           Invests in securities, primarily equities.

         Merrill Lynch Capital Fund Class A -
           Invests in equity securities, corporate bonds and money market securities.

         YES Loan Fund -
           Represents a clearing account for participant loans.

         Merrill Lynch Global Allocation Fund Class A -
           Invests in U.S. and foreign equity, debt and money market securities.

         YES, Inc. Allocation Fund -
           Represents the employer matching fund which invests in Yankee Energy System, Inc. common stock.

         YES, Inc. Voluntary Stock Fund -
           Invests in Yankee Energy System, Inc. common stock.

    Participants contribute between 1% and 12% of compensation subject to limitations set forth by the Plan. Investment of employee contributions in the various funds is at the employees' discretion. YES matches 100% of non-union employee pre-tax contributions annually up to 3% of compensation and 50% of union employee pre-tax contributions each month up to 5% of compensation.

    Unless a participant elects otherwise, benefit distributions are made in a lump sum not later than sixty days following the end of the Plan year following the later of the participant's 65th birthday, the 10th anniversary of the date on which participation commenced or the termination of employment. In the event of the death of a participant prior to distribution, benefits will be paid to a designated beneficiary in a lump sum. Distribution will commence not later than 90 days following the Plan year end in which the participant attains age 70 and one half years.

    Non-union employees become 100% vested upon commencing participation in the Plan. Union employees shall at all times be fully vested in employee contributions and will vest in the employer contributions in accordance with the following schedule:


           Years of Service               Vesting %

                 1                          20%
                 2                          40%
                 3                          60%
                 4                          80%
                 5 or more                  100%

    The account balances of union employees, as of June 3, 1989, formerly participating in the NU Supplemental Retirement
    Savings Plan and NU TRAESOP and PAYSOP became fully vested on July 1, 1989.

    Not withstanding the foregoing, union participants shall be fully vested in employer contributions upon reaching age 65 or in the event of death or total disability. Any union employee forfeitures will be used to reduce future employer contributions.

3.  Summary of Significant Accounting Policies:

    Basis of accounting -

    The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Negative cash balances have been reclassified to accounts payable in the accompanying financial statements.

    Administrative Expenses -

    Per section 19.09 of the Plan all administrative expenses of the Plan are paid from the Plan assets unless paid by the Company. Administrative expenses of approximately $50,000 and $52,000 were paid by the Company in 1995 and 1994, respectively.

    Valuation of Investments -

    The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Guaranteed investment contracts are valued at contract value.

    Transactions within all funds are executed by the Plan trustee. The accompanying Schedule of Assets Held for Investment Purposes reflects valuations as of December 31, 1995.

    Use of Estimates in the Preparation of Financial Statements -

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications -

    Certain prior year amounts have been classified to conform with current year classifications.

4.  Investments:

    The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1995 and 1994 are as follows:

                                              1995      1994
Yankee Energy System, Inc. common stock   $8,614,588  $7,247,073
Northeast Utilities common stock           2,919,374   3,007,400
GIC Pooled Funds                                -      8,141,375
Mutual Funds - Merrill Lynch Growth Fund
  Investment and Retirement Class A        3,879,539        -
Mutual Funds - Galaxy Equity Growth
  Class H                                       -      2,619,421
Mutual Funds - Russell Frank Investment
  Company 1000 Index                            -      1,320,492
Merrill Lynch Retirement Preservation
  Trust Money Market                       7,512,415        -
Mutual Funds - Merrill Lynch Basic Value
  Fund Class A                             2,179,247        -



    During 1995, the Plan's investments appreciated in fair value by $2,621,266, as follows:

<CAPTION
                                              Net Appreciation
                                               (Depreciation)
                                                in Fair Value
                                                 During Year
    Year ended December 31, 1995:

    Fair value as determined by quoted market value:
      Short-term investments                    $  (22,877)
      Mutual funds                               1,554,549
      YES, Inc. Common Stock                       740,680
      NU Common Stock                              348,914
                                                ----------
                                                $2,621,266
                                                ==========

    During 1994, the Plan's investments depreciated in fair value by $1,742,978, as follows:


                                              Net Appreciation
                                               (Depreciation)
                                                in Fair Value
                                                 During Year

    Year ended December 31, 1994:

    Fair value as determined by quoted market value:
      Mutual funds                             $   (86,516)
      YES, Inc. Common Stock                    (1,188,840)
      NU Common Stock                             (467,622)
                                               -----------
                                               $(1,742,978)
                                               ===========


5.  Note Payable:

    The Plan has secured a $4,000,000 loan from a commercial bank to Fleet Bank, N.A., the former trustee, the proceeds of which were used to buy YES common stock for the Plan. YES has guaranteed the loan. The loan will be repaid over a ten year period ending July 1, 1999 at $400,000 per year plus interest at a rate of 10.38%. Employer non-union matching contributions are used to make annual principal payments. Interest is paid from the earnings of the YES, Inc. loan fund. As the loan is paid down, an equivalent amount of YES stock, which serves as collateral, is released and allocated to participants.

6.  Tax Status:

    The Plan has received a favorable letter of determination from the Internal Revenue Service (IRS) stating that it qualifies as tax exempt under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the letter of determination in order to comply with subsequent legislation. The Company believes that the Plan continues to qualify and to operate as designed.

7.  Voting Rights:

    Each participant is entitled to exercise voting rights attributable to the shares allocated to his account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

8.  Termination of the Plan:

    YES may suspend, terminate, or completely discontinue contributions under the Plan with respect to its employees subject to the provisions of ERISA relating to plan terminations.

    Upon termination or partial termination of the Plan, the rights of all affected participants to their accounts to the date of such termination shall be fully vested to the extent funded.

9.  Plan Amendment:

    The Plan was amended during 1995 to increase the maximum supplemental contribution for participants from 10% to 12% of compensation. The amendment also created a loan option for participants to borrow up to the lesser of 50% of the participants vested interest in his total account or $50,000, reduced by the highest outstanding balance of loans from the Plan during the one-year period preceding the date of the loan.

10. Reconciliation to Form 5500:

    As of December 31, 1995 and 1994, the Plan had approximately $5,000 and $135,010, respectively, of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

    The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1995:


                         Benefits                 Net Assets
                         Payable to     Benefits  Available for
                         Participants     Paid    Benefits
    Per financial
      statements         $  -         $2,544,082   $25,965,028
    Accrued benefit
      payments             5,000           5,000        (5,000)
    Reversal of 1994
      accrual for benefit
      payments              -           (135,010)         -
                         --------     ----------   -----------
         Per Form 5500   $ 5,000      $2,414,072   $25,960,028
                         ========     ==========   ===========


                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES
                          AS OF DECEMBER 31, 1995

                                               EIN    06 1236430
                                               Plan Number   001

                                           1995      1995
                                           Cost     Market

*Yankee Energy System, Inc.
    common stock                       $ 7,463,169   $ 8,614,588

Northeast Utilities common stock         2,713,490     2,919,374
                                       -----------   -----------
    Total common stock                  10,176,659    11,533,962
                                       -----------   -----------

*Merrill Lynch Growth Fund
    Investment and Retirement
    Class A - Mutual Fund                3,996,033     3,879,539

*Merrill Lynch Basic Value Fund
    Class A - Mutual Fund                2,103,887     2,179,247

*Merrill Lynch Capital Fund
    Class A - Mutual Fund                1,235,686     1,254,357

*Merrill Lynch Global Allocation
    Fund Class A - Mutual Fund             105,256       102,222
                                       -----------   -----------
    Total mutual funds                   7,440,862     7,415,365
                                       -----------   -----------

*Merrill Lynch Retirement
    Preservation Trust - Money Market    7,512,415     7,512,415

YES, Inc. Loan Fund - Money Market         339,450       339,450
                                       -----------   -----------
    Total short term investments         7,851,865     7,851,865
                                       -----------   -----------
    Total investments                  $25,469,386   $26,801,192
                                       ===========   ===========


*Indicates a party in interest.

The accompanying notes are an integral part of this schedule.

                        YANKEE ENERGY SYSTEM, INC.
                   401(k) EMPLOYEE STOCK OWNERSHIP PLAN
              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                               EIN    06 1236430
                                               Plan Number   001


(a) Identity of          (b) Description           (c) Purchase
party involved           of asset                  price

*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions        $21,081,986
                           156 transactions            -

*Yankee Energy System,   Common stock
   Inc.                    16 transactions           7,080,217
                           51 transactions             -

Northeast Utilities      Common stock
                           6 transactions            2,810,687
                           5 transactions              -

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             823,651
                           7 transactions              -

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              150,320
                           2 transactions              -

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              182,150
                           3 transactions              -

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions           3,138,583
                           25 transactions             -

*Merrill Lynch           Capital Fund Class A
                           21 transactions           1,049,479
                           19 transactions             -

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions           1,752,794
                           22 transactions             -

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions           8,955,977
                           60 transactions             -

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.



(a) Identity of          (b) Description           (d) Selling
party involved           of asset                  price

*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions            -
                           156 transactions        $21,222,511

*Yankee Energy System,   Common stock
   Inc.                    16 transactions             -
                           51 transactions             288,641

Northeast Utilities      Common stock
                           6 transactions              -
                           5 transactions              959,689

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             -
                           7 transactions            9,027,026

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              -
                           2 transactions            1,732,998

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              -
                           3 transactions            3,321,744

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions             -
                           25 transactions              98,452

*Merrill Lynch           Capital Fund Class A
                           21 transactions             -
                           19 transactions              93,606

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions             -
                           22 transactions             56,378

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions              -
                           60 transactions            1,443,561

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.



(a) Identity of          (b) Description           (e) Lease
party involved           of asset                  Rental


*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions            -
                           156 transactions            -

*Yankee Energy System,   Common stock
   Inc.                    16 transactions             -
                           51 transactions             -

Northeast Utilities      Common stock
                           6 transactions              -
                           5 transactions              -

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             -
                           7 transactions              -

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              -
                           2 transactions              -

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              -
                           3 transactions              -

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions             -
                           25 transactions             -

*Merrill Lynch           Capital Fund Class A
                           21 transactions             -
                           19 transactions             -

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions             -
                           22 transactions             -

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions             -
                           60 transactions             -

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.



(a) Identity of          (b) Description           (f) Expense
party involved           of asset                  Incurred with
                                                   Transaction

*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions            -
                           156 transactions            -

*Yankee Energy System,   Common stock
   Inc.                    16 transactions             -
                           51 transactions             -

Northeast Utilities      Common stock
                           6 transactions              -
                           5 transactions              -

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             -
                           7 transactions              -

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              -
                           2 transactions              -

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              -
                           3 transactions              -

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions             -
                           25 transactions             -

*Merrill Lynch           Capital Fund Class A
                           21 transactions             -
                           19 transactions             -

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions             -
                           22 transactions             -

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions             -
                           60 transactions             -

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.



(a) Identity of          (b) Description           (g)Cost of
party involved           of asset
 Asset

*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions            -
                           156 transactions        $21,222,511

*Yankee Energy System,   Common stock
   Inc.                    16 transactions             -
                           51 transactions             295,539

Northeast Utilities      Common stock
                           6 transactions              -
                           5 transactions              813,812

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             -
                           7 transactions            9,027,026

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              -
                           2 transactions            1,461,065

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              -
                           3 transactions            2,462,701

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions             -
                           25 transactions              95,092

*Merrill Lynch           Capital Fund Class A
                           21 transactions             -
                           19 transactions              90,232

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions             -
                           22 transactions              55,614

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions              -
                           60 transactions            1,443,561

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.



(a) Identity of          (b) Description       (h)Current value
party involved           of asset               of Asset on
                                                transaction date
*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions        $21,081,986
                           156 transactions        $21,222,511

*Yankee Energy System,   Common stock
   Inc.                    16 transactions           7,080,217
                           51 transactions             288,641

Northeast Utilities      Common stock
                           6 transactions            2,810,687
                           5 transactions              959,689

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             823,651
                           7 transactions            9,027,206

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              150,320
                           2 transactions            1,732,998

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              182,150
                           3 transactions            3,321,744

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions           3,138,583
                           25 transactions              98,452

*Merrill Lynch           Capital Fund Class A
                           21 transactions           1,049,479
                           19 transactions              93,606

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions           1,752,794
                           22 transactions              56,378

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions            8,955,977
                           60 transactions            1,443,561

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.



(a) Identity of          (b) Description           (i)Net gain
party involved           of asset                  or (loss)

*Fleet Bank, N.A.        Short-term investment
                         fund
                           165 transactions            -
                           156 transactions            -


*Yankee Energy System,   Common stock
   Inc.                    16 transactions             -
                           51 transactions              (6,898)

Northeast Utilities      Common stock
                           6 transactions              -
                           5 transactions              145,877

*Fleet Bank, N.A.        Stable Asset Fund
                           11 transactions             -
                           7 transactions              -

Russell Frank Invest-    Mutual Funds
  ment Co. 1000 Index      4 transactions              -
                           2 transactions              271,933

*Fleet Bank, N.A.        Galaxy Equity Growth Class H
                           7 transactions              -
                           3 transactions              859,043

*Merrill Lynch           Growth Fund Investment
                           and Retirement Class A
                           27 transactions             -
                           25 transactions               3,360

*Merrill Lynch           Capital Fund Class A
                           21 transactions             -
                           19 transactions               3,374

*Merrill Lynch           Basic Value Fund Class A
                           25 transactions             -
                           22 transactions                 764

*Merrill Lynch           Retirement and Preservation
                           Trust Money Market
                           67 transactions              -
                           60 transactions              -

*Indicates a party in interest.
       The accompanying notes are an integral part of this schedule.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Form 11-K has been signed below by the following persons in the capacities indicated.

Date           Title                    Signature

June 27, 1996  Chairman, President and  /s/Branko Terzic
               Chief Executive Officer  ----------------------
                                        Branko Terzic


June 27, 1996  Vice President and       /s/Michael E. Bielonko
               Chief Financial Officer  ----------------------
                                        Michael E. Bielonko


June 27, 1996  Controller               /s/Nicholas A. Rinaldi
                                        ----------------------
                                        Nicholas A. Rinaldi


June 27, 1996  Director                 /s/ Sanford Cloud, Jr.
                                        ----------------------
                                        Sanford Cloud, Jr.


June 27, 1996  Director                 /s/ Eileen S. Kraus
                                        -----------------------
                                        Eileen S. Kraus


June 27, 1996  Director                 /s/Frederick M. Lowther
                                        -----------------------
                                        Frederick M. Lowther


June 27, 1996  Director                 /s/ Leonard A. O'Connor
                                        -----------------------
                                        Leonard A. O'Connor


June 27, 1996  Director                 /s/ Emery G. Olcott
                                        -----------------------
                                        Emery G. Olcott


June 27, 1996  Director             /s/ Nicholas L. Trivisonno
                                    --------------------------
                                   Nicholas L. Trivisonno


June 27, 1996  Director                 /s/ Patricia M. Worthy
                                        -----------------------
                                        Patricia M. Worthy